



AMERICAN NATIONAL
BANKSHARES INC.



imagine

2012 SUMMARY ANNUAL REPORT

GENERAL CORPORATE INFORMATION

Annual Meeting
The 2013 Annual Meeting of Shareholders of American National Bankshares Inc. will be held on Tuesday, May 21, 2013, at 9 a.m. (EDT) at The Wednesday Club, 1002 Main St., Danville, Va.

Stock Listing
The common stock of American National Bankshares Inc. (the "Company") is traded on the NASDAQ Global Select Market under the symbol "AMNB."

American National Bankshares Inc. Stock Price and Dividends
The following represent the intra-day high and low sales prices of the Company's common stock as traded on the NASDAQ Global Select Market, as well as the quarterly cash dividends declared by the Company's Board of Directors each quarter for the years 2012 and 2011.

	High	Low	Dividend Per Share
2012			
1st Quarter	$22.19	$18.54	$0.23
2nd Quarter	24.00	20.91	0.23
3rd Quarter	23.99	21.60	0.23
4th Quarter	22.81	18.50	0.23
			$0.92
2011			
1st Quarter	$24.14	$20.00	$0.23
2nd Quarter	23.95	17.11	0.23
3rd Quarter	21.00	17.67	0.23
4th Quarter	19.89	17.70	0.23
			$0.92

Shareholder Information
Shareholders needing information on stock transfer requirements, lost certificates, dividends, the dividend retirement plan and other shareholder matters may contact:

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
800.368.5948

Independent Auditors
Yount, Hyde & Barbour, PC
50 South Cameron Street
Winchester, VA 22601

Regulatory and Securities Counsel
LeClairRyan
951 East Byrd Street
Eighth Floor
Richmond, VA 23219

This Report
The American National Bankshares Inc. 2012 Summary Annual Report is presented in a summary format to provide information regarding the performance of the Company in a manner that is meaningful and useful to the widest range of readers. The audited consolidated financial statements of the Company and other more detailed analytical information regarding the Company are contained in the 2012 Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Investor Relations & Financial Statements
A copy of Form 10-K and quarterly reports on Form 10-Q, as filed with the Securities and Exchange Commission, are available without charge to shareholders upon written request and are also available on our website, amnb.com. Those with requests for this or other financial information about American National Bankshares Inc. should contact:

American National Bankshares Inc.
Investor Relations
PO Box 191
Danville, VA 24543
800.240.8190

Equal Opportunity Employer
American National Bankshares Inc. is an equal opportunity employer. All matters regarding recruiting, hiring, training, compensation, benefits, promotions, transfers and all other personnel policies will remain free from discriminatory practices.

Corporate Headquarters
American National Bankshares Inc.
628 Main Street
Danville, VA 24541
434.792.5111

Banking Offices

Virginia	North Carolina
Bedford	Burlington (4)
Chatham	Graham
Collinsville	Greensboro (2)
Danville (5)	Mebane
Gretna	Yanceyville
Lovingston	
Lynchburg (3)	
Martinsville	
Ridgeway	
South Boston	

Forward-Looking Statements
This Summary Annual Report may contain "forward-looking statements," within the meaning of federal securities laws that involve significant risks and uncertainties. Statements herein are based on certain assumptions and analyses by the Company and are factors it believes are appropriate in the circumstances. Actual results could differ materially from those contained in or implied by such statements for a variety of reasons including, but not limited to: changes in interest rates; changes in accounting principles, policies or guidelines; significant changes in the economic scenario; significant changes in regulatory requirements; and significant changes in securities markets. Consequently, all forward-looking statements made herein are qualified by these cautionary statements and the cautionary language in the Company's most recent Form 10-K report and other documents filed with the Securities and Exchange Commission. American National Bankshares Inc. does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

TABLE OF CONTENTS

About American National

American National Bankshares Inc. is a bank holding company with assets of $1.3 billion. Headquartered in Danville, Va., it is the holding company of American National Bank and Trust Company (the "Bank"), a community bank serving Central and Southside Virginia and the Piedmont of North Carolina through 25 banking offices. In addition, the Bank manages $541 million through its Trust & Investment Services division. The Bank provides a full array of financial products and services, including personal and business banking, trust and investment services and mortgage and insurance services. Electronic banking solutions range from a convenient Automated Teller Machine (ATM) network and check cards to real-time Online Banking, Online Bill Pay, Mobile Banking and Telephone Banking. Chartered in 1909, American National is entering its 105th year of operation. It has grown from a single office on Main Street in Danville to a progressive multi-state, regional financial institution. The focus on building relationships through quality financial services with exceptional customer service has remained constant. American National operates under a strong community bank philosophy as a leader in charitable and civic support. Many Bank employees serve on the boards of civic organizations throughout the Bank's market area.

LETTER FROM THE EXECUTIVE CHAIRMAN

April 12, 2013

To Our Shareholders:

It is my belief that our 2012 financial results provide positive validation that the 2011 merger of MidCarolina Financial Corporation into American National was the "right thing" for our Company and our shareholders. Earnings per share were $2.04 for 2012 compared to $1.64 for 2011.

Net income available to common shareholders for 2012 was slightly over $16.0 million, up 39.6 percent from 2011. This net income produced for 2012 a return on average assets of 1.23 percent, a return on average equity of 10.08 percent and a return on average tangible equity of 15.25 percent.

I must remind you that a significant portion of our earnings was driven by merger-related fair value accounting, primarily from the loan portfolio purchase discount. The fiscal impact was larger than we expected because, during 2012, our credit improvement efforts resulted in favorable resolutions of several major problem loans we acquired with the MidCarolina merger. We all should understand that the favorable earnings impact of the merger and the related fair value accounting is decreasing rapidly quarter to quarter. This is normal in the context of current rules for merger accounting.

Our capital ratios remain strong and exceed all regulatory minimums for "well capitalized" banking organizations. Average equity to average assets for the entire year was 12.19 percent. Our book value per common share was $20.80 at year end, compared to $19.58 at the end of 2011. Furthermore, we exceeded expectations and rebuilt our tangible book value per common share to pre-merger levels in one year, rather than the anticipated three years.

We have continued successfully our CEO transition plan. During 2012, Jeff Haley served as President of the Company and President and Chief Executive Officer of the Bank. He also joined the Company's Board of Directors in January 2012. In December, the Board of Directors named him as Chief Executive Officer of the Company, effective Jan. 1, 2013. So as of that date, we have cleared the confusion: Jeff Haley is President and Chief Executive Officer of the Company and the Bank. I have been named Executive Chairman of the Company and the Bank.

Jeff has done a great job and will continue to do so. He is the right man for the job. I am confident that he will continue those things that have made our Company successful, and he will use "imagination" to implement new or modified strategies that will take us forward in the future.

Your Board has done a great job of representing the shareholders. A prime example is their selection of the new CEO; they did a wonderful job and handled it just right. I hope you are proud of them—I am.

The Board and the executive management group are mindful of the importance of your investment in our Company. We appreciate your support, your patronage and your willingness to invest in American National. It is critical to our ongoing success. We will do all in our power to manage it prudently and appropriately.

Very truly yours,



Charles H. Majors
Executive Chairman
American National Bankshares Inc.
American National Bank and Trust Company

LETTER FROM THE PRESIDENT & CEO



April 12, 2013

To Our Shareholders:

As American National enters its 105th year of community banking, I am honored to have assumed the role of Chief Executive Officer of the company this past January. It is a position I take very seriously, but at the same time realize must be met with creativity and imagination as our banking industry enters a new era. I'd like to thank an integral source of our bank's progress and imagination thus far—and someone who has set the tone for me as Chief Executive Officer—Executive Chairman Charley Majors. I pledge to continue to infuse our culture with the imagination he has set in motion in order to create a better experience for our customers and financial performance for our shareholders.

We Imagine Solutions
From the days of abundant teller lines when our doors opened 104 years ago to today's 21st century Online Banking, we have put our customers' needs first. For this reason, we imagine and develop service channels that speak to the ever-growing preferences of our communities. In 2012, we launched Mobile Banking and FI (Financial Institution) Transfer for online interbank transfers. On the horizon are instant-issue debit cards, deposit-taking Automated Teller Machines (ATMs), Mobile Deposit (remote check depositing via smartphone) and Online Financial Management (a dashboard for monitoring all accounts and investments).

We Imagine Growth
In 2012, imagination met reality when the legacy American National offices and the former MidCarolina offices fully integrated as one bank. American National's name brand extended to Burlington, Graham, Greensboro and Mebane, N.C., adding eight banking offices for customers. All 25 banking offices in North Carolina and Virginia converted to a new core operating system, Jack Henry SilverLake,® which enabled Virginia offices to upgrade to real-time banking and offered other important advantages. At the same time, we launched a new line of deposit products and a new website, amnb.com.

We Imagine Excellence
On a continual basis, American National imagines how to maximize efficiency and excellence. Because roughly 83 percent of our customer transactions now occur electronically, we are investing significant dollars to transform our technology, branch network and offerings in order to stay at the forefront of community banking and to accommodate the shifting needs of the customer. To assist our employees in providing the most flexible and responsive service that customers demand or require, we have established an internal support center. Plus, shareholder voting goes online for the first time this year. While working toward all of these improvements, as Charley noted in his message, we were pleased to report slightly more than $16 million of net income available to common shareholders for 2012.

Thank you for your support in 2012, and we look forward to expanding our imagination in 2013.

Sincerely,



Jeffrey V. Haley
President & Chief Executive Officer
American National Bankshares Inc.
American National Bank and Trust Company



imagine



. . . A bank focused on meeting the needs of its customers.

Where doing things right matters.

. . . A bank that serves the community.

With time, expertise and resources.

. . . A bank with 21st century solutions.

And more than a century of experience.

. . . A bank that gets results.

Imagine American National.



Today, customers bank in ways that only a few short years ago were … well, unimaginable. From ATMs to check cards, to Online Banking, Online Bill Pay and Mobile Banking, banking services are becoming more automated, faster and increasingly more mobile.

Including, making a deposit. Not that long ago in order to make a deposit, you brought your check and deposit slip to the bank. Now, deposits are made at ATMs, from a desktop scanner and computer and even from your smartphone. Now, customers are able to take pictures of checks with their smartphones and electronically transmit them to the bank to be deposited . . . *from anywhere in the world.* Unimaginable? **Reality**.

At American National, we work hard to be a leading provider of the latest in banking innovation, giving our customers access to new products and services. There is more to come in 2013 and beyond. We imagine banking in new ways, but still with great personal service.

We have used, and will continue to use, our collective imagination to build *and be* the bank

. . . where the brightest and most talented want to work.

. . . that supports the communities we serve in new and meaningful ways.

. . . that rewards our shareholders for their support.

. . . that embraces our past, but keeps our eyes firmly focused on tomorrow.

American National Bank and Trust

. . . *just the bank you would* ***imagine***.

FINANCIAL HIGHLIGHTS

(Amounts in thousands, except per share information and ratios)

	December 31,				
	2012	2011	2010	2009	2008
Results of Operations:					
Interest income	$ 57,806	$ 49,187	$ 35,933	$ 38,061	$ 42,872
Interest expense	8,141	8,780	8,719	10,789	15,839
Net interest income	49,665	40,407	27,214	27,272	27,033
Provision for loan losses	2,133	3,170	1,490	1,662	1,620
Noninterest income	11,410	9,244	9,114	8,518	8,002
Noninterest expense	36,643	30,000	23,379	24,793	22,213
Income before income tax provision	22,299	16,481	11,459	9,335	11,202
Income tax provision	6,293	4,910	3,181	2,525	3,181
Net income	$ 16,006	$ 11,571	$ 8,278	$ 6,810	$ 8,021
Financial Condition:					
Assets	$ 1,283,687	$ 1,304,706	$ 833,664	$ 808,973	$ 789,184
Loans, net of unearned income	788,705	824,758	520,781	527,991	571,110
Securities	340,533	339,385	235,691	199,686	140,816
Deposits	1,027,667	1,058,754	640,098	604,273	589,138
Shareholders' equity	163,246	152,829	108,087	106,389	102,300
Shareholders' equity, tangible	119,543	107,335	84,299	82,223	77,757
Per Share Information:					
Earnings per share, basic	$ 2.04	$ 1.64	$ 1.35	$ 1.12	$ 1.32
Earnings per share, diluted	2.04	1.64	1.35	1.12	1.31
Cash dividends paid	0.92	0.92	0.92	0.92	0.92
Book value	20.80	19.58	17.64	17.41	16.81
Book value, tangible	15.23	13.75	13.76	13.46	12.78
Weighted average shares outstanding, basic	7,834,351	6,982,524	6,123,870	6,097,810	6,096,649
Weighted average shares outstanding, diluted	7,845,652	6,989,877	6,131,650	6,102,895	6,105,154
Selected Ratios:					
Return on average assets	1.23%	1.07%	1.00%	0.84%	1.02%
Return on average equity[1]	10.08%	8.88%	7.59%	6.57%	7.79%
Return on average tangible equity[2]	15.25%	12.97%	10.05%	8.94%	10.60%
Dividend payout ratio	45.06%	55.50%	68.08%	82.40%	69.89%
Efficiency ratio[3]	58.23%	58.48%	61.53%	63.46%	60.83%
Net interest margin	4.44%	4.35%	3.78%	3.81%	3.87%
Asset Quality Ratios:					
Allowance for loan losses to period-end loans	1.54%	1.28%	1.62%	1.55%	1.37%
Allowance for loan losses to period-end non-performing loans	227.95%	76.76%	324.22%	224.22%	275.01%
Non-performing assets to total assets	0.90%	1.46%	0.76%	0.87%	0.91%
Net charge-offs to average loans	0.07%	0.16%	0.24%	0.24%	0.21%
Capital Ratios:					
Total risk-based capital ratio	17.00%	15.55%	19.64%	18.82%	17.92%
Tier 1 risk-based capital ratio	15.75%	14.36%	18.38%	17.56%	16.67%
Tier 1 leverage ratio	11.27%	10.32%	12.74%	12.81%	13.04%
Tangible equity to tangible assets ratio[4]	9.64%	8.52%	10.41%	10.48%	10.17%

[1]Return on average common equity is calculated by dividing net income available to common shareholders by average common equity.

[2]Return on average tangible common equity is calculated by dividing net income available to common shareholders less amortization of intangibles tax effected by average common equity less average intangibles.

[3]The efficiency ratio is calculated by dividing noninterest expense excluding gains or losses on the sale of OREO by net interest income including tax equivalent income on nontaxable loans and securities and excluding (a) gains or losses on securities and (b) gains or losses on sale of premises and equipment.

[4]Tangible equity to tangible assets ratio is calculated by dividing period-end common equity less period-end intangibles by period-end assets less period-end intangibles.

PERFORMANCE GRAPHS

Total Assets
(in millions)


$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$789
$809
$834
$1,305
$1,284
2008
2009
2010
2011
2012

Total Deposits
(in millions)


$1,200
$1,000
$800
$600
$400
$200
$0
$589
$604
$640
$1,059
$1,028
2008
2009
2010
2011
2012

Total Loans
(in millions)


$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$571
$528
$521
$825
$789
2008
2009
2010
2011
2012

American National Bankshares Inc.


Total Return Performance
Index Value
150
125
100
75
50
25
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
American National Bankshares Inc.
NASDAQ Composite
SNL Bank $1B-$5B

	Period Ending					
Index	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
American National Bankshares Inc.	100.00	89.63	121.35	136.34	118.39	128.04
NASDAQ Composite	100.00	60.02	87.24	103.08	102.26	120.42
SNL Bank $1B-$5B	100.00	82.94	59.45	67.39	61.46	75.78

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except per share data)

	December 31,	
	2012	2011
ASSETS		
Cash and due from banks	$ 20,435	$ 22,561
Interest-bearing deposits in other banks	27,007	6,332
Securities available for sale, at fair value	335,246	333,366
Restricted stock, at cost	5,287	6,019
Loans held for sale	13,852	6,330
Loans, net of unearned income	788,705	824,758
Less allowance for loan losses	(12,118)	(10,529)
Net loans	776,587	814,229
Premises and equipment, net	24,543	25,674
Other real estate owned, net of valuation allowance of $2,367 in 2012 and $1,902 in 2011	6,193	5,353
Goodwill	39,043	38,899
Core deposit intangibles, net	4,660	6,595
Bank-owned life insurance	13,487	13,058
Accrued interest receivable and other assets	17,347	26,290
Total assets	$ 1,283,687	$ 1,304,706
LIABILITIES and SHAREHOLDERS' EQUITY		
Liabilities:		
Demand deposits—noninterest bearing	$ 217,275	$ 179,148
Demand deposits—interest bearing	153,578	189,212
Money market deposits	166,111	182,347
Savings deposits	81,135	74,193
Time deposits	409,568	433,854
Total deposits	1,027,667	1,058,754
Short-term borrowings:		
Customer repurchase agreements	49,942	45,575
Other short-term borrowings	-	3,000
Long-term borrowings	10,079	10,206
Trust preferred capital notes	27,317	27,212
Accrued interest payable and other liabilities	5,436	7,130
Total liabilities	1,120,441	1,151,877
Shareholders' equity:		
Preferred stock, $5 par, 2,000,000 shares authorized, none outstanding	-	-
Common stock, $1 par, 20,000,000 shares authorized, 7,846,912 shares outstanding at December 31, 2012, and 7,806,869 shares outstanding at December 31, 2011	7,847	7,807
Capital in excess of par value	57,211	56,395
Retained earnings	90,591	81,797
Accumulated other comprehensive income, net	7,597	6,830
Total shareholders' equity	163,246	152,829
Total liabilities and shareholders' equity	$ 1,283,687	$ 1,304,706

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)

	For the Years Ended December 31,		
	2012	2011	2010
Interest and Dividend Income:			
Interest and fees on loans	$ 49,189	$ 40,688	$ 28,148
Interest and dividends on securities:			
Taxable	4,044	4,595	5,042
Tax-exempt	4,280	3,646	2,288
Dividends	213	131	95
Other interest income	80	127	360
Total interest and dividend income	57,806	49,187	35,933
Interest Expense:			
Interest on deposits	6,843	7,203	6,708
Interest on short-term borrowings	150	325	382
Interest on long-term borrowings	335	229	256
Interest on trust preferred capital notes	813	1,023	1,373
Total interest expense	8,141	8,780	8,719
Net Interest Income	49,665	40,407	27,214
Provision for Loan Losses	2,133	3,170	1,490
Net Interest Income after Provision for Loan Losses	47,532	37,237	25,724
Noninterest Income:			
Trust fees	3,703	3,561	3,391
Service charges on deposit accounts	1,757	1,963	1,897
Other fees and commissions	1,768	1,510	1,163
Mortgage banking income	2,234	1,262	1,560
Securities gains (losses), net	158	(1)	126
Other	1,790	949	977
Total noninterest income	11,410	9,244	9,114
Noninterest Expense:			
Salaries	15,785	12,409	10,063
Employee benefits	3,604	2,681	2,442
Occupancy and equipment	3,951	3,199	2,936
FDIC assessment	692	651	795
Bank franchise tax	690	763	670
Core deposit intangible amortization	1,935	1,282	378
Foreclosed real estate, net	528	296	754
Merger-related expenses	19	1,607	—
Other	9,439	7,112	5,341
Total noninterest expense	36,643	30,000	23,379
Income before income taxes	22,299	16,481	11,459
Income taxes	6,293	4,910	3,181
Net Income:	16,006	11,571	8,278
Dividends on preferred stock	—	103	—
Net Income Available to Common Shareholders	$ 16,006	$ 11,468	$ 8,278
Net Income Per Common Share:			
Basic	$ 2.04	$ 1.64	$ 1.35
Diluted	$ 2.04	$ 1.64	$ 1.35
Average Common Shares Outstanding:			
Basic	7,834,351	6,982,524	6,123,870
Diluted	7,845,652	6,989,877	6,131,650

MANAGEMENT

American National Bankshares Inc.

Executive Officers

Charles H. Majors
Executive Chairman

Jeffrey V. Haley
President
Chief Executive Officer

William W. Traynham
Senior Vice President
Chief Financial Officer

American National Bank and Trust Company

Executive Group

Charles H. Majors
Executive Chairman

Jeffrey V. Haley
President
Chief Executive Officer

William W. Traynham
Executive Vice President
Chief Financial Officer

Charles T. Canaday, Jr.
Executive Vice President
President-North Carolina Banking

R. Helm Dobbins
Executive Vice President
Chief Credit Officer

S. Cabell Dudley, Jr.
Executive Vice President
Chief Banking Officer-Virginia

Dabney T.P. Gilliam, Jr.
Executive Vice President
Chief Administrative Officer

BOARD OF DIRECTORS

American National Bankshares Inc. and American National Bank and Trust Company

Director Emeritus

James R. Copland, III

Board of Directors

Fred A. Blair
President
Blair Construction, Inc.
Gretna, VA
Director since 1992
Committees 1, 5, 6

Frank C. Crist, Jr., DDS
President
Brady & Crist Dentists, Inc.
Lynchburg, VA
Director since 2006
Committees 3, 6

Ben J. Davenport, Jr.
Chairman
First Piedmont Corporation
Chatham, VA
Chairman
Davenport Energy, Inc.
Chatham, VA
Director since 1992
Committees 2, 4, 6

Jeffrey V. Haley
President and Chief Executive Officer
American National Bankshares Inc.
American National Bank and Trust Company
Danville, VA
Director since 2010
Committee 7

Michael P. Haley
Advisor
Fenway Partners
New York, NY
Director since 2002
Committees 1, 4, 6

Charles S. Harris
Executive Vice President
Averett University
Danville, VA
Director since 2008
Committees 5, 6

F. D. Hornaday, III
President and Chief Executive Officer
Knit Wear Fabrics, Inc.
Burlington, NC
Director since 2011
Committees 3, 6

Lester A. Hudson, Jr., Ph.D.
Professor and Wayland H. Cato Chair of Leadership
McColl School of Business
Queens University
Charlotte, NC
Director since 1984
Committees 2, 4, 6

John H. Love
President and Chief Executive Officer
W. E. Love & Associates, Inc.
Burlington, NC
Director since 2011
Committees 5, 6

Franklin W. Maddux, M.D. FACP
Chief Medical Officer
Executive Vice President for Clinical and Scientific Affairs
Fresenius Medical Care North America
Waltham, MA
Director since 2002
Committees 1, 3, 6

Charles H. Majors
Executive Chairman
American National Bankshares Inc.
American National Bank and Trust Company
Danville, VA
Director since 1981
Committee 7

Martha W. Medley
Partner
Daniel, Medley & Kirby, P.C.
Danville and Martinsville, VA
Director since 2008
Committees 5, 6, 7

Claude B. Owen, Jr.
Retired Chairman and Chief Executive Officer
DIMON, Inc.
Danville, VA
Director since 1984
Committees 2, 3, 6, 7

Dan M. Pleasant
Chief Operating Officer
The Dewberry Companies, Inc.
Fairfax, VA
Director since 2011
Committees 4, 6

Robert A. Ward
Retired Executive Vice President and Chief Financial Officer
Unifi, Inc.
Greensboro, NC
Director since 2011
Committees 1, 6

Committees

1. Audit and Compliance
2. Chief Executive Officer's Advisory
3. Corporate Governance and Nominating
4. Human Resources and Compensation
5. Operational Risk and Security
6. Stock Option
7. Trust


Standing (l–r): S. Cabell Dudley, Jr., Dabney T.P. Gilliam, Jr., R. Helm Dobbins, Charles T. Canaday, Jr.
Seated (l–r): William W. Traynham, Charles H. Majors, Jeffrey V. Haley

ADVISORY BOARDS

STATE OF NORTH CAROLINA

Dexter R. Barbee, Sr.
Former Owner and Founder
Apollo Chemical Corp.
Chief Executive Officer
Barbee Holdings

H. Thomas Bobo
Retired Chairman of the Board
Fairystone Fabrics, Inc.

Thomas E. Chandler, Sr.
Chairman
Chandler Concrete Company, Inc.

James B. Crouch, Jr.
Vice President
Harris, Crouch, Long, Scott & Miller, Inc.

John A. Holt, Sr.
President and Chief Financial Officer
Dynayarn USA, LLC

Teena M. Koury
Owner
Carolina Hosiery Mills

James H. Smith, Jr.
President
Villane, Inc.

George C. Waldrep, Jr.
Retired Vice President
Burlington Industries

CENTRAL VIRGINIA

Doyle B. Allen
Chairman
Hurt & Proffitt, Inc.

Mary Jo Boone
Executive Director and
Chief Executive Officer
Bedford YMCA

Thomas C. Capps
President
Capps Shoe Company, Inc.

Brian J. Kelleher
Vice President
Atlantic Precision Resources, Inc.

James E. Owen
Owner
Owen's Market and Owen's Trucking

GRAHAM, NORTH CAROLINA

Dexter R. Barbee, Sr.
Former Owner and Founder
Apollo Chemical Corp.
Chief Executive Officer
Barbee Holdings

Paul E. Cobb, Jr.
Semi-retired Managing Partner
Cobb, Ezekiel, Loy and Company, P.A.

Victor E. Euliss
Retired President
Tar Heel Dental Studio, Inc.
Former Mayor of Graham

Anthony E. Foriest
Retired Supply Account Manager
Xerox Corporation

J. Pat Harman
Executive Vice President
North State Telecommunication
Corporation

Herman C. Johnson
President
Burlington Mechanical Contractors, Inc.

John B. Leath
Chief Executive Officer
Acucote, Inc.

Fred W. Reiber
Owner
Burlington Printing Co., Inc.
Alamance Professional Supply, Inc.

Jeanne S. Robertson
Professional Speaker
JSR, Inc.

Charles K. Scott, M.D.
Physician
Mebane Pediatrics

Stan S. Wyrick
President
Bulla-Warren Tire & Automotive Co., Inc.

GREENSBORO, NORTH CAROLINA

Dawn S. Chaney
President
Chaney Properties

J. Nathan Duggins, III
Partner
Tuggle, Duggins & Meschan, P.A.

Philip J. Nahser, Jr., M.D.
Cardiologist
LeBauer Healthcare

Gary A. Rogers
Vice President
D.H. Griffin Construction

Diane M. Rumley, CPA
Accountant
Leeper, Kean & Rumley, LLC

Kenneth J. Shahbaz, CPA
Accountant
Shahbaz Southern & Company, P.A.

MARTINSVILLE-HENRY COUNTY, VIRGINIA

Joey R. Arrington
President
Arrington Manufacturing, Inc.

James D. Coleman, Jr.
President
Rives Brown Realty

Joseph C. Compton
Retired Vice President
Compton Wood Products, Inc.

Shirley A. Craven
President
Adkins Construction Corp.

Phillip G. Gardner
Attorney
Gardner, Barrow & Sharpe

William F. Lemons
President
W.F.L. Company, Inc.

James K. Muehleck, DDS
Dentist
Dr. James K. Muehleck, DDS, Inc.

Grady W. Phillips, III
Chief Executive Officer
Memorial Hospital of Martinsville &
Henry County

G. Ronald Pigg
President
John Barnes Hardwood Dimensions

Stuart L. Thomas
President
Thomas Insurance Agencies

John E. Turner
Co-owner
Riverside Tire Company

William C. Vaughn
Vice President
J & R Management, Inc.

SOUTH BOSTON-HALIFAX COUNTY, VIRGINIA

William W. Bennett, Jr.
Retired Executive Director
Southern Va. Higher Education Center

Gerald C. Burnett, M.D.
Physician

J. Brian Burton
President
J.E. Burton Construction Co., Inc.

James Edmunds, II
Farmer
Member - Virginia House of Delegates

W. Joseph Ferguson, M.D.
Physician

Harold E. Green, Jr.
President
Distinct Impresions, Inc.

Wanda B. Jeffress
Vice President
Jeffress Funeral Home

Chris A. Lumsden
Chief Executive Officer
Halifax Regional Health System



AMERICAN NATIONAL

BANKSHARES INC.

PO Box 191
Danville, VA 24543

amnb.com